Exhibit 99.1

HERITAGE COMMERCE CORP REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2003
EARNINGS UP 20% OVER SECOND QUARTER 2002

Heritage Commerce Corp (the "Company") (NASDAQ: HTBK) today reported consolidated operating results for the second quarter of 2003. Consolidated net income was $1,871,000, or $0.16 per diluted share, compared to $1,561,000, or $0.14 per diluted share, for the second quarter of 2002, a 20% increase. The increase in net income from the second quarter of 2002 is primarily due to an increase in noninterest income. For the first six months of 2003, net income is up 24%, or $726,000, over the first six months of 2002.

Annualized return on average assets and return on average equity for the second quarter of 2003 were 0.81% and 8.75%, respectively, compared with returns of 0.68% and 8.15%, respectively, for the second quarter of 2002. Annualized return on average assets and return on average equity for the six months ended June 30, 2003 increased to 0.83% and 9.03%, respectively, compared with returns of 0.68% and 8.13% for the six months ended June 30, 2002.

The Company's net interest margin was 4.38% for the second quarter of 2003 as compared to 4.41% for the second quarter of 2002. The lower net interest margin in the second quarter of 2003 compared to the second quarter of 2002 is primarily attributable to the impact of the continued low interest rate environment.

Noninterest income increased 27% to $2,516,000 for the second quarter of 2003 from $1,987,000 for the second quarter of 2002. The increase was primarily due to increases in servicing income related to SBA loans sold in the secondary market and to an increase in fees from the brokerage of residential mortgages. In addition, the second quarter of 2003 includes equipment leasing income of $310,000. There was no income from equipment leasing in the second quarter of 2002.

Noninterest expense for the second quarter of 2003 was up 2%, or $169,000, to $8,486,000, compared with $8,317,000 for the second quarter of 2002. The increase in noninterest expense was primarily due to the amortization of the Company's investments in operating leases and low income housing projects which increased from $84,000 in the second quarter of 2002 to $385,000 in the second quarter of 2003, offset by a decrease in salary and employee benefit expense.

Heritage Commerce Corp Chief Executive Officer Brad L. Smith stated "We are pleased that year to date 2003 earnings for the Company are showing marked improvement over the same six-month period one year earlier even with an additional $585,000 provision for loan losses over 2002." Smith also said "As economic challenges persist, we are continuing to focus on implementation of cost saving efficiencies without disruption of service to our customer."

As of June 30, 2003, the Company's total assets increased $71,350,000, or 8%, to $996,451,000, from $925,101,000 as of June 30, 2002 and an increase of $37,699,000, or 4%, from $958,752,000 as of December 31, 2002. Total loans were $637,563,000 as of June 30, 2003, up 1% from $629,423,000 as of June 30, 2002 and down 5% from $673,907,000 as of December 31, 2002. The Company's allowance for loan losses was $14,692,000, or 2.30% of total loans, as of June 30, 2003, compared to $11,856,000, or 1.88% of total loans, as of June 30, 2002 and $13,227,000, or 1.96% of total loans, as of December 31, 2002. The increase in the allowance reflects the Company's concern for the local business environment. Nonperforming assets decreased to $1,599,000 at June 30, 2003 from $4,800,000 at March 31, 2003 and $4,571,000 at December 31, 2002.

Total deposits were $847,905,000 as of June 30, 2003, compared to $818,464,000 as of June 30, 2002 and $841,936,000 as of December 31, 2002. Demand, savings, and money market deposits increased 19% to $681,690,000 at June 30, 2003 from $574,260,000 at June 30, 2002. During this same period, time deposits decreased $77,989,000, or 32%, from $244,204,000 to $166,215,000.

Smith stated "The increase in core demand, savings, and money market deposits and significant decrease in higher cost time deposits reflects our decision to reduce our prior reliance on interest rate sensitive brokered deposits." Smith also stated "The growth in core deposits confirms the growth of our relationships with local businesses, professionals, and individuals. It is this base of core business that will support our Bank's future."

Shareholders' equity as of June 30, 2003 increased to $87,209,000 from $78,098,000 as of June 30, 2002 and from $82,865,000 as of December 31, 2002. Book value per share increased to $7.72 as of June 30, 2003, from $7.00 as of June 30, 2002 and $7.39 as of December 31, 2002. The Company's leverage capital ratio was 11.51% as of June 30, 2003, up from 10.34% as of June 30, 2002 and 10.80% as of December 31, 2002. The Company's capital ratios continue to be above the well-capitalized guidelines established by the bank regulatory agencies.

On January 1, 2003, Heritage Bank East Bay, Heritage Bank South Valley, and Bank of Los Altos were merged into Heritage Bank of Commerce under an internal reorganization plan approved by the Board of Directors of the Company in 2002. Heritage Bank East Bay, Heritage Bank South Valley and Bank of Los Altos now operate as divisions of Heritage Bank of Commerce and continue to serve their local markets and communities under their current names.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, headquartered in San Jose. Heritage Bank of Commerce has three divisions: Heritage Bank East Bay, headquartered in the city of Fremont with an office in Danville; Heritage Bank South Valley in Morgan Hill with an office in Gilroy, and Bank of Los Altos, with two locations in Los Altos and one in Mountain View, and SBA Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Pittsburg, and Glendale.

The Company's common stock is listed on the Nasdaq National Market under the symbol "HTBK".

For further information about the Company's financial performance, contact Brad L. Smith, Chief Executive Officer, at (408) 947-6900 or visit the Company's website at www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates, inflation, government regulations and general economic conditions, and competition within the business areas in which the Company is conducting its operations, including the real estate market in California and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Condensed Consolidated Financial Information (Unaudited)

(Dollars in thousands, except Per Share amounts)	At and For the Three Months Ended June 30, 2003	At and For the Three Months Ended March 31, 2003	At and For the Three Months Ended June 30, 2002	Percent Change From March 31, 2003	Percent Change From June 30, 2002	At and For the Six Months Ended June 30, 2003	At and For the Six Months Ended June 30, 2002	Percent Change
Per Share Data								
Earnings Per Share (EPS):								
Basic EPS	$ 0.17	$ 0.17	$ 0.14	0 %	21 %	$ 0.34	$ 0.28	21 %
Diluted EPS	$ 0.16	$ 0.17	$ 0.14	(6)%	14 %	$ 0.33	$ 0.27	22 %
End of Period (EOP) Book Value Per Share	$ 7.72	$ 7.55	$ 7.00	2 %	10 %	$ 7.72	$ 7.00	10 %
EOP Shares Outstanding	11,296,868	11,222,564	11,150,017	1 %	1 %	11,296,868	11,150,017	1 %
Weighted Avg. Basic Shares Outstanding	11,248,626	11,220,369	11,139,219	0 %	1 %	11,234,498	11,130,699	1 %
Weighted Avg. Diluted Shares Outstanding	11,633,734	11,481,801	11,485,511	1 %	1 %	11,564,114	11,432,634	1 %
Income Statement Data								
Interest Income	$ 11,873	$ 12,448	$ 13,290	(5)%	(11)%	$ 24,321	$ 26,361	(8)%
Interest Expense	2,552	2,773	3,994	(8)%	(36)%	5,325	8,286	(36)%
Net Interest Income	**9,321**	**9,675**	**9,296**	**(4)%**	**0 %**	**18,996**	**18,075**	**5 %**
Loan Loss Provision	**600**	**1,300**	**640**	**(54)%**	**(6)%**	**1,900**	**1,315**	**44 %**
Noninterest Income:								
Service Charges and Other Fees	441	411	371	7 %	19 %	852	687	24 %
Gain on Sale of Loans	587	557	557	5 %	5 %	1,144	978	17 %
Gain on Sale of Securities Available-For-Sale	33	425	138	(92)%	(76)%	458	425	8 %
Servicing Income	451	425	310	6 %	45 %	876	578	52 %
Other Noninterest Income	1,004	1,146	611	(12)%	64 %	2,150	1,209	78 %
Total Noninterest Income	**2,516**	**2,964**	**1,987**	**(15)%**	**27 %**	**5,480**	**3,877**	**41 %**
Noninterest Expense:								
Salaries & Employee Benefits	4,529	4,712	4,648	(4)%	(3)%	9,241	9,182	1 %
Occupancy & Equipment	1,202	1,210	1,117	(1)%	8 %	2,412	2,191	10 %
Other Noninterest Expense	2,755	2,578	2,552	7 %	8 %	5,333	4,645	15 %
Total Noninterest Expense	**8,486**	**8,500**	**8,317**	**0 %**	**2 %**	**16,986**	**16,018**	**6 %**
Income Before Taxes	2,751	2,839	2,326	(3)%	18 %	5,590	4,619	21 %
Income Taxes	880	910	765	(3)%	15 %	1,790	1,545	16 %
Net Income	**$ 1,871**	**$ 1,929**	**$ 1,561**	**(3)%**	**20 %**	**$ 3,800**	**$ 3,074**	**24 %**

Condensed Consolidated Financial Information (Unaudited)

(Dollars in thousands, except Per Share amounts)	At and For the Three Months Ended June 30, 2003	At and For the Three Months Ended March 31, 2003	At and For the Three Months Ended June 30, 2002	Percent Change From March 31, 2003	Percent Change From June 30, 2002	At and For the Six Months Ended June 30, 2003	At and For the Six Months Ended June 30, 2002	Percent Change
Average Balances								
Average Loans	$ 642,181	$ 663,361	$ 635,266	(3)%	1 %	$ 652,771	$ 637,672	2 %
Average Other Earning Assets	$ 211,774	$ 182,738	$ 211,156	16 %	0 %	$ 197,260	$ 206,097	(4)%
Average Earning Assets	$ 853,955	$ 846,099	$ 846,422	1 %	1 %	$ 850,031	$ 843,769	1 %
Average Assets	$ 931,071	$ 922,956	$ 919,205	1 %	1 %	$ 926,669	$ 914,987	1 %
Average Interest Bearing Deposits	$ 574,447	$ 586,378	$ 611,038	(2)%	(6)%	$ 580,412	$ 606,549	(4)%
Average Equity	$ 85,789	$ 83,948	$ 76,869	2 %	12 %	$ 84,868	$ 76,269	11 %
Average Deposits	$ 810,004	$ 804,008	$ 813,212	1 %	0 %	$ 807,007	$ 807,641	0 %
End of Period Balances								
EOP Loans:								
Real Estate - Land and Contruction	$ 118,887	$ 141,165	$ 160,368	(16)%	(26)%	$ 118,887	$ 160,368	(26)%
Real Estate - Mortgage	253,125	250,668	250,658	1 %	1 %	253,125	250,658	1 %
Commercial	262,987	256,870	214,160	2 %	23 %	262,987	214,160	23 %
Consumer	2,564	2,823	4,237	(9)%	(39)%	2,564	4,237	(39)%
Total EOP Loans	**$ 637,563**	**$ 651,526**	**$ 629,423**	**(2)%**	**1 %**	**$ 637,563**	**$ 629,423**	**1 %**
EOP Assets	**$ 996,451**	**$ 943,115**	**$ 925,101**	**6 %**	**8 %**	**$ 996,451**	**$ 925,101**	**8 %**
EOP Deopsits:								
Demand Deposits - Noninterest Bearing	$ 275,950	$ 245,203	$ 216,467	13 %	27 %	$ 275,950	$ 216,467	27 %
Demand Deposits - Interest Bearing	98,025	94,499	91,761	4 %	7 %	98,025	91,761	7 %
Savings/Money Market	307,715	303,278	266,032	1 %	16 %	307,715	266,032	16 %
Time Deposits	166,215	181,646	244,204	(8)%	(32)%	166,215	244,204	(32)%
Total EOP Deposits	**$ 847,905**	**$ 824,626**	**$ 818,464**	**3 %**	**4 %**	**$ 847,905**	**$ 818,464**	**4 %**
EOP Equity	**$ 87,209**	**$ 84,716**	**$ 78,098**	**3 %**	**12 %**	**$ 87,209**	**$ 78,098**	**12 %**
Credit Quality Data								
EOP Nonaccrual Loans	$ 767	$ 4,800	$ 1,951	(84)%	(61)%	$ 767	$ 1,951	(61)%
EOP Other Real Estate Owned	$ 832	$ 0	$ 0	N/A	N/A	$ 832	$ 0	N/A
EOP Total Nonperforming Assets	$ 1,599	$ 4,800	$ 1,951	(67)%	(18)%	$ 1,599	$ 1,951	(18)%
EOP 90-day Past Due Loans and Still Accruing	$ 1,032	$ 0	$ 415	N/A	149 %	$ 1,032	$ 415	149 %
EOP Net Charge-Offs	$ 154	$ 280	$ 613	(45)%	(75)%	$ 434	$ 613	(29)%
Net Charge-offs as Percent of Average Loans	0.10 %	0.17 %	0.39 %	(41)%	(74)%	0.13 %	0.19 %	(32)%
EOP Loan Loss Reserves	$ 14,692	$ 14,247	$ 11,856	3 %	24 %	$ 14,692	$ 11,856	24 %
Ratios								
Annualized ROA	0.81 %	0.85 %	0.68 %	(5)%	19 %	0.83 %	0.68 %	22 %
Annualized ROE	8.75 %	9.32 %	8.15 %	(6)%	7 %	9.03 %	8.13 %	11 %
Efficiency Ratio	71.69 %	67.26 %	73.71 %	7 %	(3)%	69.40 %	72.97 %	(5)%
Noninterest Expense as Percent of Average Assets	3.66 %	3.74 %	3.62 %	(2)%	1 %	3.70 %	3.52 %	5 %
Net Interest Margin	4.38 %	4.64 %	4.41 %	(6)%	(1)%	4.51 %	4.32 %	4 %
Allowance for Loan Losses:								
to Total Loans	2.30 %	2.19 %	1.88 %	5 %	23 %	2.30 %	1.88 %	23 %
to Nonperforming Loans	1,916 %	297 %	608 %	545 %	215 %	1,916 %	608 %	215 %
Leverage Ratio	11.51 %	11.31 %	10.34 %	2 %	11 %	11.51 %	10.34 %	11 %